Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, Iowa 52499

December 30, 2014

VIA EDGAR AND EMAIL

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”)

Separate Account VA B (“Registrant”)

Post-Effective Amendment No. 67 to Registrant’s Form N-4

Registration Statement (File No. 33-56908)

Ms. White:

On behalf of the above-named Registrant, filed contemporaneously herewith is one electronically formatted copy of Post-Effective Amendment No. 67 (“Amendment”) to the above-referenced registration statement under the Securities Act of 1933, and Amendment No. 184 under the Investment Company Act of 1940.

In response to a request of the staff of the Securities and Exchange Commission (“Commission”), in connection with this filing, the Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Sincerely,

Alison Ryan
Associate General Counsel and Vice President